UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: May 15, 2018

(Date of earliest event reported)

Knightscope, Inc.

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other incorporation)	(I.R.S. Employer Identification No.)

1070 Terra Bella Avenue

Mountain View, CA 94043

(Full mailing address of principal executive offices)

(650) 924-1025

(Issuer’s telephone number, including area code)

Series m Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events.

As of May 15, 2018, Knightscope, Inc. (the “Company”) paid the remaining principal balance and associated prepayment fees and expenses totaling $716,418.06 under its Loan and Security Agreement with Structural Capital Investments II, LP (“Structural Capital”), dated as of November 7, 2016 (the “Structural Capital Loan Facility”), using cash on hand. Structural Capital has terminated the Structural Capital Loan Facility.

As of May 23, 2018, the Company entered into a Loan and Security Agreement with Silicon Valley Bank providing for a term loan facility in an aggregate principal amount of up to $3,500,000 (the “SVB Loan Facility”). The Company may draw funds under the SVB Loan Facility until the earlier of January 10, 2019 or an Event of Default (as defined in the SVB Loan Facility). The SVB Loan Facility has a floating interest rate of the Prime Rate (as defined in the SVB Loan Agreement) + 1.75% and will mature on July 1, 2020. It is secured by all of the Company’s assets other than its intellectual property. The Company initially drew down a principal amount of $450,000 on May 24, 2018. The Company will use the funds drawn and the principal available under the SVB Loan Facility to finance the production of its ADMs in order to meet client order demands. The description of the SVB Loan Facility is qualified in its entirety by reference to Exhibit 6.1

In connection with the SVB Loan Facility, the Company granted Silicon Valley Bank a warrant to purchase up to 77,413 shares of the Company’s Class B Common Stock at an exercise price of $1.26 per share, which expires on May 23, 2028.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knightscope, Inc.

By:	/s/ William Santana Li
Name:	William Santana Li
Title:	Chief Executive Officer

Date:	June 2, 2018

 Exhibit Index

Exhibit No.	Description
6.1	Loan and Security Agreement dated as of May 23, 2018